UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _____________________________
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 1)* _____________________________
LendingClub Corporation
(Name of Issuer)
Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)
52603A109
(CUSIP Number)
Li Han Group General Counsel 8 Stevens Road, Singapore 257819 Telephone: (+65) 6361 0971
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2016
(Date of Event which Requires Filing of this Statement)

_____________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52603A109

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tianqiao Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,739,270
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,739,270
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,739,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.13% (1)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Calculated based on 381,621,026 shares of Common Stock that were outstanding as of April 29, 2016 as set forth in the issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2016.

CUSIP No. 52603A109

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shanda Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,739,270
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,739,270
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,739,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.13% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO, HC

(1)
Calculated based on 381,621,026 shares of Common Stock that were outstanding as of April 29, 2016 as set forth in the issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2016.

CUSIP No. 52603A109

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Premium Lead Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,739,270
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,739,270
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,739,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.13% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO, HC

(1)
Calculated based on 381,621,026 shares of Common Stock that were outstanding as of April 29, 2016 as set forth in the issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2016.

CUSIP No. 52603A109

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shanda Technology Overseas Capital Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,739,270
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,739,270
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,739,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.13% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO, HC

(1)
Calculated based on 381,621,026 shares of Common Stock that were outstanding as of April 29, 2016 as set forth in the issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2016.

CUSIP No. 52603A109

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shanda Asset Management Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,739,270
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,739,270
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,739,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.13% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO, HC

(1)
Calculated based on 381,621,026 shares of Common Stock that were outstanding as of April 29, 2016 as set forth in the issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2016.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of LendingClub Corporation, a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed on May 23, 2016 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed to amend Item 3, Item 5, and Item 7 of the Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated to read as follows:

The aggregate purchase price for 57,739,270 shares of Common Stock (the “Shares”) beneficially owned by the Reporting Persons was $279,497,770, inclusive of (i) commissions paid and (ii) with respect to Shares beneficially owned through options that have been exercised, the exercise price of such options, plus the premiums paid for call options (to the extent such options were call options) less the premiums received for put options (to the extent such options were put options). Such purchase price was funded through internally generated funds of the Shanda Group.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read as follows:

The information set forth in Items 2, 3 and 4 herein is incorporated herein by reference.

(a) – (b)

Shanda Asset Management Holdings Limited holds 57,739,270 shares of Common Stock, representing approximately 15.13% of the outstanding shares of Common Stock of the Issuer. The foregoing percentage is calculated based on 381,621,026 shares of Common Stock of the Issuer outstanding as of April 29, 2016.

Mr. Chen, through his ownership of Shanda Media Limited, may be deemed to share voting and dispositive power over the Shares and any shares subject to any call options (the “Option Shares”, together with the Shares, the “Securities””) beneficially owned by Shanda Media Limited. Shanda Media Limited, through its ownership of Premium Lead Company Limited, may be deemed to share voting and dispositive power over the Securities beneficially owned by Premium Lead Company Limited. Premium Lead Company Limited, through its ownership of Shanda Technology Overseas Capital Company Limited, may be deemed to share voting and dispositive power over the Securities beneficially owned by Shanda Technology Overseas Capital Company Limited. Shanda Technology Overseas Capital Company Limited, through its ownership of Shanda Asset Management Holdings Limited, may be deemed to share voting and dispositive power over the Securities directly held by Shanda Asset Management Holdings Limited.  None of the Reporting Persons beneficially owns any Option Shares as of the date of this Amendment No. 1.

Except as set forth in Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A hereto owns beneficially any Common Stock of the Issuer.

(c) Set forth on Exhibit 2 hereto are all transactions in the securities of the Issuer effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through 9:30am, New York City time, on June 20, 2016.

(d) Inapplicable.

(e) Inapplicable.

Item 7. Material to be Filed as Exhibits

Exhibit 2: Transactions in the Securities effected in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2016

TIANQIAO CHEN

By:	/s/ Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

PREMIUM LEAD COMPANY LIMITED

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

SHANDA TECHNOLOGY OVERSEAS CAPITAL COMPANY LIMITED

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

SHANDA ASSET MANAGEMENT HOLDINGS LIMITED

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF EACH REPORTING PERSON (OTHER THAN MR. CHEN)

The name, business address, citizenship, present principal occupation of each of the directors of each Reporting Person (other than Mr. Chen), are set forth in the tables below. The business address of each director is located at 8 Stevens Road, Singapore 257819. Each occupation set forth opposite an individual’s name in the following tables refers to employment with Shanda Group. None of the Reporting Persons (other than Mr. Chen) has any executive officers.

SHANDA MEDIA LIMITED

Name and Citizenship	Present Principal Occupation
Director
Tianqiao Chen, PRC	Chairman and Chief Executive Officer

PREMIUM LEAD COMPANY LIMITED

Name and Citizenship	Present Principal Occupation
Directors
Tianqiao Chen, PRC	Chairman and Chief Executive Officer
Chrissy Qian Qian Luo, Singapore	Vice Chairman

SHANDA TECHNOLOGY OVERSEAS CAPITAL LIMITED

Name and Citizenship	Present Principal Occupation
Directors
Tianqiao Chen, PRC	Chairman and Chief Executive Officer
Hongji Chen, PRC	Retired
Zaihua Shu, PRC	Retired

SHANDA ASSET MANAGEMENT HOLDINGS LIMITED

Name and Citizenship	Present Principal Occupation
Directors
Tianqiao Chen, PRC	Chairman and Chief Executive Officer
Hongji Chen, PRC	Retired
Zaihua Shu, PRC	Retired